

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2025

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Limited
48th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

> **Re: HUTCHMED (China) Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2024**
> **Response dated May 27, 2025**
> **File No. 001-37710**

Dear Johnny Cheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences